================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       COOPER CAMERON CORPORATION SAVINGS
                      INVESTMENT PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

================================================================================

                       COOPER CAMERON CORPORATION SAVINGS
                      INVESTMENT PLAN FOR HOURLY EMPLOYEES



                                                             Page
                                                             ----
Unaudited Financial Statements

Statement of Net Assets Available for Benefits                 1
Statement of Changes in Net Assets Available for Benefits
   with Fund Information                                       2

Signature                                                      3

Statements of Net Assets Available for Benefits

                                                                            (UNAUDITED)
                                                                                CCC
                                                                              SAVINGS
                                                                              HOURLY
                                                                               004
                                                                          ---------------
Assets:
     Employer contribution receivable                                           2,519
     Plan interest in the Cooper Industries, Inc. Master
          Trust for Defined Contribution Plans:
             Washington Mutual Investors A                                    122,192
             EuroPacific Growth A                                              22,043
             Franklin Balance Sheet Investment A                               32,623
             Lord Abbett Developing Growth A                                   19,224
             MFS Massachusetts Investors Growth A                             104,699
             PRIMCO Stable Value Fund (fixed income fund)                     172,031
             Deutsche Institutional 500 Index                                 184,309
             Cooper Cameron Stock Fund (company stock fund)                     1,196
             PIMCO Total Return A                                             162,189
             Participant Loan                                                  17,853
                                                                       ---------------
          Plan interest in Master Trust                                       838,360

     Net assets available for benefits                                        840,879
                                                                       ===============

Statements of Changes in Net Assets Available for Benefits

                                                                      (UNAUDITED)
                                                                       CC SAVINGS
                                                                         HOURLY
                                                                          004
                                                                   ---------------
Additions:
      Employer contributions                                                24,388
      Participant contributions                                             54,856
                                                                   ---------------
      Total Contributions                                                   79,244

      Net investment gain (loss) from CCC
          Master Trust for Defined Contribution Plans                       (1,490)
                                                                   ---------------
Total additions:                                                            77,754

Deductions:
      Benefit payments                                                      (8,141)
      Fees and expenses                                                          -
                                                                   ---------------
                                                                            (8,141)

Net increase (decrease)                                                     69,613

Net assets available for benefits:
      Beginning of period (py audit reports)                               771,266
                                                                   ---------------
      End of period                                                        840,879
                                                                   ===============

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES

/s/ William C. Lemmer
_________________________________________
By:  William C. Lemmer
     Member of the Plan Administration
     Committee


Date:  June 28, 2001